Exhibit 99.1

Enthusiast Gaming Closes Acquisition of Icy Veins

Acquisition increases mix of owned and operated fan communities that plug into monetization flywheel

TORONTO, May 10, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX) is pleased to announce it has closed the previously-announced acquisition (“Acquisition”) of Vedatis SAS (“Vedatis”), which owns Icy Veins (www.icy-veins.com) for 7,000,000 (the “Purchase Price”) million in cash and stock, plus an Earn-out (the “Earn-out”) subject to certain conditions described below.

Upon closing of the Acquisition, the Company made a cash payment of 3,500,000 and issued 226,563 common shares in the capital of the Company (the “Common Shares”) for an aggregate value of 5,000,000. At the option of the Company,

750,000 of the 2,000,000 balance of the Purchase Price, which is payable on the first anniversary of the closing date, may be settled by way of issuing additional Common Shares. The Common Shares are subject to a contractual lock-up with 33.33% released six (6) months following the closing date, 33.33% released twelve (12) months following the closing date, and 33.33% released eighteen (18) months following the closing date. In addition, the vendors are eligible to an Earn-out payment, subject to certain conditions, equal to the sum of EBITDA of the purchased business (excluding new business generated by the Company), for the four (4) best consecutive calendar quarterly periods within the sixteen (16) consecutive calendar quarterly periods immediately following the closing date.

The acquisition is expected to be accretive to Enthusiast Gaming’s revenue and margins and demonstrates opportunity for increased monetization through the Company’s proprietary flywheel, which includes YouTube channels, subscriptions, content licensing, and ecommerce.

Icy Veins is one the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and was founded in 2011 by Damien Thivolle and Vlad-Matei Mladin. The platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of the Storm, Hearthstone and Overwatch.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiential, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: future payments of cash or common shares in connection with the Purchase Price; contractual lock-ups of common shares issued in connection with the Acquisition; the calculation and payment of the Earn- out; and, anticipated financial results of Vedatis and the future impact of Vedatis on the consolidated financial results of the Company.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.